                                5,434,813 SHARES
                                       OF
                                WRP CORPORATION
                       (formerly known as MBf USA, Inc.)
                                  COMMON STOCK
                               ($0.01 PAR VALUE)
        This Prospectus relates to the public offering of up to 5,434,813 shares of Common Stock, $.01 par value (the "Shares" or the "Common Stock"), of WRP Corporation, formerly known as MBf USA, Inc. (the "Company") of which 1,252,538 shares consist of either Class A Common Stock or the Common Stock into which the Class A Common Stock is convertible, on a one share for one share basis. All of the Shares offered hereby may be sold from time to time by MBf International Ltd. ("MBFI") and Wembley Rubber Products (M) Sdn. Bhd. ("Wembley," and together with MBFI, the "Selling Shareholders").

        The Shares trade on the Nasdaq SmallCap Market under the symbol "WRPC." On December 18, 1998, the last reported bid price was $5.50 for the Shares.

        MBFI and the Company entered into agreements with Wembley which provide that (i) MBFI would sell all of the Company's authorized, issued and outstanding Series A Common Stock (1,252,538 shares) to Wembley and (ii) the Company would sell 2,500,000 unregistered shares of Common Stock to Wembley. On March 31, 1998, Wembley purchased all of the Common Stock and Class A Common Stock which were subject to these agreements. Neither MBFI nor Wembley will own any interest in the Company upon the sale of the Shares registered herein. See "Selling Shareholders" and "Risk Factors."

        The Selling Shareholders and any broker-dealers through whom such Shares are sold may be deemed "underwriters," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"). The Shares to be offered by the Selling Shareholders may be offered in one or more transactions on the Nasdaq/SmallCap Market or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        Brokers or dealers may receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. The Company will pay substantially all other expenses of this offering (including the expense of preparing and duplicating this Prospectus and the Registration Statement of which it is a part). The Company will not receive any proceeds from the sale of any of the Shares by the Selling Shareholders.

     SEE "RISK FACTORS" ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED
                            BY PROSPECTIVE INVESTORS

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is December 22, 1998

                      DOCUMENTS INCORPORATED BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference. The Company's file number with the Commission for all reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is 0-17458:

         1. The Company's Annual Report on Form 10-K, for fiscal year ended December 31, 1997 (filed on March 31, 1998 and amended on November 12, 1998 and December 14, 1998).(1)

         2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 (filed on May 15, 1998), June 30, 1998 (filed on August 14, 1998), and September 30,1998 (filed on November 16, 1998 and amended on December 14, 1998).

         3. The Company's Current Reports on Form 8-K dated January 2, 1998 (filed January 14, 1998), March 9, 1998 (filed March 9, 1998), March 31, 1998 (filed April 10, 1998), and March 31, 1998
                 (filed May 5, 1998).

         4. All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus.

         5.      The Company's Form 8-A dated February 2, 1989.

         Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS THERETO) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED, FROM THE COMPANY. REQUESTS TO OBTAIN SUCH DOCUMENTS SHOULD BE DIRECTED TO THE COMPANY, 500 PARK BLVD., SUITE 1260, ITASCA, ILLINOIS, 60143, ATTN.: MR. ROBERT CARTER (TELEPHONE:
(630) 285-9191).

         (1) PT WRP Buana Multicorpora ("PT Buana") is a 70% owned subsidiary of the Company. The accounting firm of KPMG Hanadi Sudjendro & Rekan ("HS&R") audited PT Buana's financial statements for the year ended December 31, 1995, which financial statements are included in the Company's audited financial statements for that year end. The Company has been informed that HS&R was dissolved and liquidated during 1998 and has discontinued providing audit and accounting services. As a result, both persons purchasing Shares in the Offering and the Company may find it extremely difficult, if not impossible, to seek legal recourse against HS&R for material misstatements or omissions, if any, in the Company's registration statement, of which the Prospectus is a part, or this Prospectus. At present, no facts have come to the Company's attention which would indicate any need to make a claim against HS&R. In addition, purchasers of the Shares will be limited in their ability to allege liability of HS&R under Section 11 of the Securities Act for false and misleading statements, if any, relating to the financial statements prepared by HS&R. Furthermore, since HS&R has not included an updated consent to the incorporation by reference of their financial statements into this Prospectus, the so called "due diligence" defense which otherwise might be available to the Company's directors and officers may be substantially reduced or eliminated altogether.

                                  THE COMPANY


         WRP Corporation (the "Company"), known as MBf USA, Inc. from May 21, 1993 until June 24, 1998 and American Drug Screens, Inc. ("ADS") until May 21, 1993, was organized February 24, 1988, under Oklahoma law as SHL, Inc. The Company was reorganized upon the acquisition of ADS on June 28, 1988, whereby ADS was merged with and into the Company, with the Company being the surviving corporation and assuming control of the ownership and operation of ADS. The name of the surviving corporation was changed to ADS on the effective date of the merger.
         On February 27, 1992, the Company acquired American Health Products Corporation ("AHPC") from MBFI, which is a subsidiary of MBf Holdings Bhd. ("MBf Holdings"). AHPC markets medical examination gloves. In connection with the acquisition of AHPC, the Company issued a class of securities to MBfI giving control of the Company to MBfI. See "Risk Factors--Control of Board of Directors."
         In June 1995, the Company announced a restructuring plan which included the resignation of its Chairman/CEO, President/COO, and CFO. Mr. Edward J. Marteka was named President of the Company while retaining his responsibilities as President of AHPC, which he co-founded. The Board of Directors directed the Company to focus on its core businesses and to exit from the nutritional products business which it had commenced during the third quarter of 1994, for which sales were negligible and the entry costs were very high, contributing to significant losses. Furthermore, the use of AHPC's cash flow for starting the nutritional products business was limiting AHPC's ability to purchase glove inventory.
         Key components of the restructure charge were costs related to the exit from the nutritional product business, executive management changes, and the closing of the former executive office in New Jersey. The charge includes provisions for personnel severance and work force reductions, relocation and related costs, the write down of intangible and other assets and costs associated with the execution of the restructure. The restructuring resulted in a one-time charge of $1,808,757 in the second quarter of 1995, which was paid.

         On December 11, 1995 the Company's shareholders approved the reincorporation of the Company as a Maryland corporation by merger of the Company into a newly formed, wholly owned subsidiary of the Company. In connection with the reincorporation, the Board of Directors approved and the Company effected a 10 for 1 reverse stock split of its Series A Common Stock and Common Stock. As a result, each shareholder was entitled to receive one share of Series A Common Stock or Common Stock of the Company's successor subsequent to the Merger for every 10 shares of Series A Common Stock or Common Stock, respectively, then held by such shareholder.

         During the second quarter of 1998, the Company's shareholders and Board of Directors approved the change of the Company's name to WRP Corporation.

LATEX GLOVE PRODUCTS

         Through its subsidiary, AHPC, the Company markets non-sterile, ambidextrous latex and vinyl examination gloves used primarily in the health care industry. Gloves marketed by AHPC are manufactured by PIE Healthcare Sdn. Bhd. ("PIE"), PT Buana, a 70% subsidiary of the Company, Wembley and other third parties. Gloves are marketed by AHPC under the brand names "Glovetex(R)" and "DermaSafe(R)" to medical/surgical distributors, dental distributors, nursing homes and food service distributors. AHPC also sells gloves to other companies, which market the gloves under their own brand names or "private labels."

         In addition to the standard examination gloves, AHPC distributes other product lines which include powdered gloves, powder-free gloves, vinyl examination gloves and synthetic gloves. Expansion of the product line into other latex-based products is planned, and AHPC has identified for possible introduction in the future such products as industrial gloves and other products related to infection-control.

         AHPC purchases its powder-free latex gloves from Wembley. AHPC has entered into a supply agreement with this company for its powder-free gloves which will enable the Company to obtain the necessary inventory levels to meet customer glove demands.

         AHPC markets examination gloves through a network of national, regional and local medical/surgical dealers that sell primarily to hospitals and nursing homes. AHPC also markets to alternate care and home health care dealers, dental dealers, food service distributors, and major retail outlets. The principal methods of marketing are through sales representatives, trade shows and seminars, as well as advertising and direct mail. AHPC employs a sales force of approximately 25 persons comprised of manufacturer sales representatives, regional sales managers and representatives and an in-house sales and customer support staff.

         The quality control procedures for the manufacture of examination gloves marketed in the United States are regulated by the FDA. Included within such procedures are minimum testing requirements, as well as FDA Good Manufacturing Practices.
         The market for latex examination gloves is highly competitive. With the discovery of the Acquired Immune Deficiency Syndrome/HIV virus ("AIDS") in the 1980's, and the perception of the latex glove as being a barrier to infection from AIDS and other communicable diseases, several companies entered the latex glove industry, many of which failed or were acquired by other companies. Further consolidation of companies in the industry may be expected to occur in the future. The primary means of competition are price, product quality, service, and the size and reliability of the manufacturer.

LATEX CONDOM PRODUCTS
         On December 30, 1993 the Company purchased the rights to the condom license agreement dated December 31, 1992 between Playboy Enterprises, Inc. ("PEI") and MACC Trading Limited, an affiliate of MBf Holdings. In November 1996, the Company reached an amicable agreement with Playboy Enterprises, Inc. to terminate the license agreement under which the Company distributed Playboy(R) brand condoms in 15 countries. Under the negotiated agreement, the Company, until June 30, 1997, continued to sell Playboy(R) condoms in the 15 countries where it had launched the product. Subsequent to June 30, 1997, the Company is entitled to receive royalty revenues on sales of Playboy(R) condoms, if any, in these countries and Japan through June 30, 2000 and 1998, respectively.

                                  RISK FACTORS

         This offering involves a high degree of risk. Prospective investors in the Company should consider carefully the following risk factors with respect to the Company and this offering.

         Product Liability Insurance. Participants in the medical supplies business are potentially subject to lawsuits alleging product liability, many of which involve significant damage claims and defense costs. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect on the Company's results of operations or financial condition. Claims made against the Company, regardless of their merit, could also have a material adverse effect on the Company's reputation. There is no assurance that the coverage limits of the Company's insurance policy will be adequate or that present levels of coverage will be available at affordable rates in the future. While the Company has been able to obtain product liability insurance in the past, such insurance varies in cost, is difficult to obtain and may not be available in the future on acceptable terms or at all. The Company is subject to a number of lawsuits filed against it and other manufacturers of latex gloves alleging injuries relating to allergic reactions caused by the residual chemicals or latex proteins in gloves. However, management believes all such matters are adequately provided for, and if not provided for are without merit or involve such amounts that would not materially adversely affect the Company's results of operations or financial condition.

         Dependence Upon Significant Customers.   During 1997, two of the
Company's customers, Owens & Minor, Inc. and Sysco Co., accounted for approximately 37% and 31% of net sales, respectively. The loss of either of the Company's principal customers would have a material adverse effect on the Company.

         Control of Board of Directors. At present, Wembley, as the sole holder of the Company's Series A Common Stock, has the right to elect seven Class A Directors, which constitutes a majority of the Company's Board of Directors. As a result, Wembley presently controls the Board. Such control of the Company's Board of Directors may have certain anti-takeover effects since there are significant impediments, both existing and contingent, for any potential purchaser of a majority of the Company's Common Stock to gain control of the Company. Because Wembley owns all of the Company's authorized Series A Common Stock, the only presently available method for a potential purchaser to obtain control of the Company would be to hold at least a majority of the Series A Common Stock. Absent conversion of Series A Common Stock into Common Stock, a potential purchaser would not be able to obtain control of the Company by simply owning a majority of the Common Stock.

         Absence of Dividends; Dividends Policy. The Company has not paid any dividends upon its Common Stock since its formation. The Company does not currently intend to pay any dividends upon its Shares in the foreseeable future and anticipates that earnings, if any, will be used to finance the development and expansion of its business. Any payment of future dividends and the amounts thereof will be dependent upon the Company's earnings, financial requirements and other factors deemed relevant by the Company's Board of Directors. The Company cannot provide any assurance that its operations will result in revenues sufficient to enable the distribution of dividends to shareholders.

         Variations in Quarterly Results. The Company's quarterly operating results are subject to various risks and uncertainties, including risks and uncertainties related to: local economic conditions; competitive pressures; the composition, timing and size of orders from and shipments to major customers; variations in product mix and the size mix between sales; variations in product cost; infrastructure costs; obsolescence of inventory; and other factors as discussed below. Accordingly, the Company's operating results may vary materially from quarter to quarter.
         The Company operates with little backlog and, as a result, net product sales in any quarter are substantially dependent on the orders booked and shipped in that quarter. Because the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed, if anticipated shipments in any quarter do not occur as expected, the Company's operating results may be adversely effected and fall significantly short of expectations. Any other unanticipated decline in the growth rate of the Company's net revenues, without a corresponding and timely reduction in the growth of operating expenses, could also have an adverse effect on the Company and its future operating results.
         The Company aims to prudently control its operating expenses. However, there is no assurance that, in the event of any revenue, gross margin or other shortfall in a quarter, the Company will be able to control expenses sufficiently to meet profitability objectives for the quarter.

          Working Capital Deficit. The Company's balance sheet for the year ended December 31, 1997 shows current assets of $16,173,033 and current liabilities of $17,751,645, resulting in a working capital deficit of $1,578,612. For the year ended December 31, 1996, the Company had a working capital deficit of $1,705,267. Although the Company is aggressively working toward eliminating this deficit, the Company is unable to guarantee that it will be successful in its efforts.

          Dependence on Gloves. The Company is exclusively engaged in the manufacture and sale of disposable gloves. Accordingly, the Company's results of operations and financial condition are highly dependent on the level of supply of and demand for disposable gloves. There can be no assurance that the supply of or demand for disposable gloves will continue at current levels or that changes in such supply or such demand will not have a material adverse effect on the Company's results of operations or financial condition. In addition, the Company currently has a substantial investment in PT Buana, which exclusively manufacturers powdered gloves, as well as a long term supply contract with PIE Healthcare for the purchase of powdered gloves. Should the demand for powdered gloves decline, due to the greater level of allergic reactions associated with such gloves than powder-free latex or synthetic gloves, then the Company will continue to be subject to the aforesaid commitments. Conversions of powdered glove manufacturing capacity to powder-free capacity requires substantial time, capital investment and know how, and there can be no assurance such conversion could be made economically or at all, in the event of a substantial decline in the demand for powdered gloves.
          Dependence on Rubber Harvest and Latex Concentrate. The ability of the Company to produce and purchase its products profitably is entirely dependent upon the consistent availability, at competitive prices, of raw rubber harvested by independent growers in Malaysia and Indonesia and locally processed by the Company and others into latex concentrate. Any disruption in the consistent supply of rubber for latex concentrate due to weather or other natural phenomena, labor or transportation stoppages, shortages or other factors, could cause significant adverse effects to the Company's results of operations and financial condition. In addition, rubber is a commodity traded on world commodities exchanges and is subject to price fluctuations driven by changing market conditions over which the Company has no control. Increases in the price of latex concentrate have adversely effected the Company's raw material costs in the past and could do so again.

          International Operations. The Company's international manufacturing operation has grown substantially, and, thus, the Company is increasingly affected by the risks associated with international operations. Such risks include: managing an organization in Indonesia; fluctuations in currency exchange rates; the burden of complying with international laws and other regulatory and product certification requirements; changes in such laws and requirements; tariffs and other trade barriers; import and export controls; international staffing and employment issues; and political and economic stability. The inability to effectively manage these and other risks could adversely effect the Company and its future operating results.

          Asia Pacific Risk Factors. Social, political and economic instability may be significantly greater in many of the Asian-Pacific countries than that typically associated with the United States and other industrialized countries. Varying degrees of social, political and economic instability could significantly disrupt the source of the Company's supply of glove products.

          Currencies of several Asian-Pacific countries, including Indonesia, Korea, Malaysia, Philippines, Singapore, Taiwan and Thailand, have recently experienced significant declines in value against the U.S. dollar, commencing with the devaluation of the Thai Baht in July 1997. As a result of such declines, interest rates in many Asian-Pacific countries have risen sharply and credit availability has been reduced. Companies in these countries with significant indebtedness or costs denominated in foreign currencies that have appreciated in relation to the local currency may have difficulty passing on increased local currency costs to their customers and may face financial difficulties and losses and may be unable to meet their obligations.

          The economies of most of the Asian-Pacific countries are heavily dependent upon international trade and are accordingly affected by protective trade barriers and the economic conditions of their trading partners, principally, the United States, Japan, China and the European Union. The enactment by the United States or other principal trading partners of protectionist trade legislation, reduction of foreign investment in the local economies and general declines in the international securities markets could have a significant adverse effect upon the economies of the Asian-Pacific Countries.

          Governments in certain of the Asian-Pacific countries participate to a significant degree, through ownership interests or regulation, in their respective economies. Action by these governments could have a significant adverse effect on the economies of such countries.
          Changes in Gross Margins. Certain of the Company's net product sales are derived from products and markets which typically have lower gross margins compared to other products and markets, due to higher costs and/or lower prices associated with the lower gross margin products and markets. The Company currently expects that its net product sales from powder-free gloves will continue to increase as a percentage of total net product sales. In addition, the Company is currently experiencing pricing pressures due to a number of factors, including competitive conditions, consolidation within certain groups of suppliers and changing technologies in the production of powder-free gloves and increasing demand for new glove products. To the extent that these factors continue, the Company's gross margins could decline, which would adversely effect the Company and its future operating results.
          Downward pressure on the Company's gross margins may be mitigated by other factors, such as reduction in product costs and/or an increased percentage of product sales from higher gross margin products, such as powder-free gloves. The Company is aiming to reduce its product costs and to increase its percentage of product sales from powder-free gloves. However, there is no assurance that these efforts will be successful.
          New Glove Products. The Company is planning to distribute a number of new glove products, in addition to the glove products released in 1996, including synthetic and powder-free vinyl gloves. There is no assurance that these development efforts will be successful or that, if successfully developed, these products will achieve commercial success.
          Growth Dependencies. In general, the Company's future growth is dependent on the Company's ability to successfully and timely enhance existing products, develop and introduce new products, establish new distribution channels, develop affiliations with leading market participants and continue to develop its relationships with its existing customer base. The failure to achieve these and other objectives could limit future growth and have an adverse effect on the Company and its future operating results.
          On a related note, the pressure to develop and enhance products, and to establish and expand markets may cause the Company's selling, general and administrative expenses to increase substantially, which could also have an adverse effect on the Company and its future operating results.

         Competition. The various markets in which the Company operates are becoming increasingly competitive as a number of other companies develop and sell products that compete with the Company's products in these markets.
Certain of these competitors have significantly more financial and technical resources than the Company. The Company faces additional competitive factors besides price, such as product quality, consistency, timeliness of delivery, service, and the size and reliability of the manufacturer. These competitive factors may result in, among other things, price discounts by the Company and sales lost by the Company to competitors that may adversely affect the Company and its future operating results.
          Third-Party Distributors. The Company uses various channels to market and distribute its products, primarily by sales to end-users via third-party distributors. Third-party distributors are a substantial channel for distribution to medical facilities. Accordingly, the Company's ability to market and distribute its products depends significantly on its relationship with third-party distributors, as well as the performance and financial condition of these distributors. In the event that the Company's relationship with its distributors deteriorates, or the performance or financial condition of the distributor becomes unsatisfactory, the Company and its future operating results could be adversely affected.
           Excess or Obsolete Inventory. Managing the Company's inventory of various size mix and product mix is a complex task. A number of factors, including the need to maintain a significant inventory of certain sizes or products which are in short supply or which must be purchased in bulk to obtain favorable pricing, the general unpredictability of demand for specific products and customer requests for quick delivery schedules, may result in the Company maintaining excess inventory. Other factors, including changes in market demand and technology, may cause inventory to become obsolete. Any excess or obsolete inventory could result in price reductions and inventory write-downs, which, in turn, could adversely effect the Company and its operating results.
            Hiring and Retention of Employees. The Company's continued growth and success depend to a significant extent on the continued service of senior management and other key employees and the hiring of new qualified employees. Competition for highly skilled business, technical, marketing and other personnel is intense, particularly in the strong economic cycle currently prevailing for companies. The loss of one or more key employees or the Company's inability to attract additional qualified employees or retain other employees could have an adverse effect on the Company and its future operating results. In addition, the Company may experience increased compensation costs in order to compete for skilled employees.
             Stock Market Fluctuations. In recent years, the stock market in general, including the Company's Common Stock, have experienced extreme price fluctuations. The market price of the Company's Common Stock may be significantly affected by various factors such as: quarterly variations in the Company's operating results; changes in revenue growth rates for the Company; changes in earnings estimates by market analysts; the announcement of new products or product enhancements by the Company or its competitors;
speculation in the press or analyst community; and general market conditions or market conditions specific to particular industries. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future.

             Dissolution and Liquidation of Accountants to Subsidiary. PT Buana is a 70% owned subsidiary of the Company. The accounting firm of KPMG Hanadi Sudjendro & Rekan ("HS&R") audited PT Buana's financial statements for the year ended December 31, 1995, which financial statements are included in the Company's audited financial statements for that year end. The Company has been informed that HS&R was dissolved and liquidated during 1998 and has discontinued providing audit and accounting services. As a result, both persons purchasing Shares in the Offering and the Company may find it extremely difficult, if not impossible, to seek legal recourse against HS&R for material misstatements or omissions, if any, in the Company's registration statement, of which this Prospectus is a part, or this Prospectus. At present, no facts have come to the Company's attention which would indicate any need to make a claim against HS&R. In addition, purchasers of the Shares will be limited in their ability to allege liability of HS&R under Section 11 of the Securities Act for false and misleading statements, if any, relating to the financial statements prepared by HS&R. Furthermore, since HS&R have not included an updated consent to the incorporation by reference of their financial statements into this Prospectus, the so called "due diligence" defense which otherwise might be available to the Company's directors and officers may be substantially reduced or eliminated altogether.

                               USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

         A total of 5,434,813 Shares may be offered by the Selling Shareholders, of which 1,252,538 shares consist of either Class A Common Stock or the Common Stock into which the Class A Common Stock is convertible, on a one share for one share basis. The following table sets forth certain information with respect to the Selling Shareholders and the Shares which they beneficially own. The Company will not receive any of the proceeds from the sale of such Shares.

                                                                                               Shares          Shares to be
                                                                    Shares Beneficially        Being           Beneficially
                                                                        Owned Prior           Offered           Owned After
                                                                      to Offering                             Offering (1)
                                                                     -----------------------------------------------------------
                  Selling Shareholder                                Number     Percent                       Number     Percent
                  ------- -----------                                ------     -------                       ------     -------
                  MBf International Ltd., Hong Kong             1,682,275(2)     24.3%       1,682,275 (2)       0 (2)      --- (2)
                  17th Floor, One Pacific Place
                  88, Queensway
                  Hong Kong

                  Wembley Rubber Products                       3,752,538(2)(3)  54.3%       3,752,538 (2)(3)    0 (2)      --- (2)
                  (M) Sdn. Bhd.
                  28th Floor, Wesma Denmark, 86
                  Jalan Amprang, 50450
                  Kuala Lumpur, Malaysia

(1) Assumes the sale of all Shares offered pursuant to this Prospectus. However, since the Shares offered pursuant to this Prospectus are not being underwritten, no estimate can be given as to the exact number of Shares that will be held by the Selling Shareholders after the offering.

(2) On March 31, 1998, Wembley entered into a call and put agreement with MBFI whereby Wembley has the right to purchase up to 50% of the 1,682,275 Shares owned by MBFI, for $6.00 per share for the one year period beginning March 31, 1999 and MBFI has the right to sell to Wembley up to 1,682,275 shares for $5.00 per share during the same time period. It presently is not known whether either of Wembley or MBFI will exercise their respective options or, if exercised, the extent of such exercise. Should Wembley acquire some or all of the Shares from MBFI as a result of an option exercise by either Selling Shareholder, Wembley, in its sole discretion, may offer such additionally acquired Shares pursuant to this Prospectus, provided that this Prospectus is current and otherwise complies with all applicable provisions of the federal Securities Laws then in effect. Pursuant to the terms of the call and pat agreement, should MBFI sell any of the 1,682,275 shares other than pursuant to the call and put agreement such shares would no longer be subject to any of the terms or conditions of the call and put agreement.

(3) Consists of 2,500,000 shares of Common Stock and either 1,252,538 shares of Class A Common Stock or the Common Stock into which the Class A Common Stock is convertible on a one share for one share basis.

    Based on information provided by the Selling Shareholders, and subject to the limitations set forth in the notes to the table above, the Selling Shareholders presently beneficially own approximately 78.6% of the Company's outstanding Shares prior to this Offering.

    In October 1995, the Company issued 250,980 shares of Common Stock to MBFI for $1,200,000. MBfI loaned the Company $1,200,000 to pay for AHPC's 7% Cumulative Preferred Stock, having a value of $1,200,000, which the Company had purchased on September 29, 1995. MBfI agreed to accept shares of the Company's Common Stock having a value of $1,200,000 in satisfaction of the Company's indebtedness to it.

    In October 1995, the Company issued 255,072 shares of Common Stock to MBfI in exchange for (i) a 70% equity interest in PT Buana, an Indonesian corporation owning a glove manufacturing factory, and (ii) a note receivable in the amount of $737,769.

    In June 1996, the Company issued 488,973 Shares to MBFI, the proceeds of which were used to provide working capital to the Company.
    In August 1996, the Company issued 672,269 Shares to MBFI, the proceeds of which were used to provide working capital to the Company.

    Wembley, one of the largest Malaysian powder-free glove manufacturers and principal supplier of the Company's powder-free latex examination gloves, entered into two agreements with the Company and MBFI. The agreements called for: (1) the purchase by Wembley of all of the Company's authorized, issued and outstanding Class A Common Stock (1,252,538 shares) from MBFI at $5.00 per share for a value of approximately $6,270,000; however, this agreement does not relate to the sale by MBFI to Wembley of any of the 1,682,275 shares of Common Stock of the Company which MBFI proposes to sell by means of this Prospectus; and (2) the purchase by Wembley of 2,500,000 unregistered shares of Common Stock at a price of $2.70 per share from the Company, with demand registration rights. In addition to the two agreements mentioned above, on March 31, 1998, Wembley also entered into a call and put option agreement with MBFI whereby Wembley has the right to purchase up to 50% of the 1,682,275 Shares owned by MBFI for $6.00 per share for the one year period beginning March 31, 1999 and MBFI has the right to sell to Wembley up to 1,682,275 shares for $5.00 per share over the same time period.

    The Company received $6,750,000 in proceeds from the sale of 2,500,000 shares of Common Stock which were applied toward working capital, expansion of market share, introduction of new products, reduction of debt and introduction of advanced technologies to the Company's 70% owned powdered latex glove manufacturing factory in Indonesia. The Company received a fairness opinion from
The Griffing Group supporting the proposed equity infusion.   The closing for
the acquisition of both the Series A Common Stock from the MBFI and the Common Stock from the Company occurred on March 31, 1998.

    Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of any Shares offered by this Prospectus may not simultaneously engage in market-making activities with respect to any Shares during the applicable "cooling off" period prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Securities Act, in connection with transactions in the Shares, which provisions may limit the timing of purchases and sales of Shares by the Selling Shareholders.

                             PLAN OF DISTRIBUTION

     This Prospectus, as appropriately amended or as supplemented, may be used from time to time by the Selling Shareholders, or their transferees, to offer and sell the Shares in transactions in which the Selling Shareholders and any broker-dealer through whom any of the Shares are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive none of the proceeds from any such sales. Other than the call and put agreement between Wembley and MBFI, there presently are no other arrangements or understandings, formal or informal, pertaining to the distribution of the Shares.

    The Company anticipates that resales of the Shares by the Selling Shareholders will be effected from time to time on the open market in ordinary brokerage transactions on the Nasdaq SmallCap Market ("Nasdaq SmallCap"), on which the Common Stock is included for quotation, in the over-the-counter market, or in private transactions. The Shares will be offered for sale at market prices prevailing at the time of sale or at negotiated prices and on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Shares may be offered directly by the Selling Shareholders or through brokers or dealers. A member firm of the National Association of Securities Dealers, Inc. ("NASD") may be engaged to act as the Selling Shareholders' agent in the sale of the Shares by the Selling Shareholders and/or may acquire Shares as principal. Member firms participating in such transactions as agent may receive commissions from the Selling Shareholders (and, if they act as agent for the purchaser of such Shares, from such purchaser), such commissions computed, in appropriate cases, in accordance with the applicable rates of the NASD, which commissions may be negotiated rates where permissible. Sales of the Shares by the member firm may be made on the Nasdaq SmallCap from time to time at prices related to prices then prevailing.

    Participating broker-dealers may agree with the Selling Shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker dealer is unable to do so acting as agent for the Selling Shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Shareholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions on the Nasdaq SmallCap, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

    Upon the Company's being notified by the Selling Shareholders that a particular offer to sell the Shares is made and a material arrangement has been entered into with a broker-dealer for the sale of Shares, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade; including: (i) the number of Shares involved; (ii) the price at which the Shares were sold; (iii) any participating brokers, dealers, agents or member firm involved; (iv) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Shareholders;

and (v) other facts material to the transaction.

    Shares may be sold directly by the Selling Shareholders or through agents designated by the Selling Shareholders from time to time. Unless otherwise indicated in any supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

    The Selling Shareholders and any brokers, dealers, agents, member firm or others that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such person may be deemed to be underwriting commissions or discounts under the Securities Act.

    The Selling Shareholders will be subject to the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M under the Securities Act, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders. All of the foregoing may affect the marketability of the Shares.

    The Company will pay substantially all the expenses incident to this offering of the Shares by the Selling Shareholders to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

    In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and the Company or Selling Shareholders comply with the applicable requirements.


                           DESCRIPTION OF SECURITIES
    The total number of shares of stock which the Company has authority to issue is 10,000,000 shares of Common Stock, $0.01 par value and 1,252,538 shares of Series A Convertible Common Stock ("Series A Common Stock"), $0.01 par value.

    The following description of the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are on file with the Securities and Exchange Commission.


COMMON STOCK
    As of the date of this Prospectus, there are a total of 5,655,025 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to such dividends as may be declared by the Board of Directors from assets legally available for that purpose, and are entitled at all meetings of shareholders to one vote for each share held by them. The shares of Common Stock are not redeemable and do not have any pre-emptive or conversion rights. All of the outstanding shares of Common Stock are, and shares of Common Stock offered hereby will be, fully paid and non-assessable. In the event of a voluntary or involuntary winding up or dissolution, liquidation, or partial liquidation of the Company, holders of Common Stock shall participate, pro rata with the holder of Series A Common Stock, in any distribution of the assets of the Company.

    The shares of Common Stock have non-cumulative voting rights, which means that shareholders holding more than 50% of the shares of Common Stock can elect 100% of the Class B directors of the Company if they choose to do so.


SERIES A COMMON STOCK
    All of the Company's authorized 1,252,538 shares of Series A Common Stock are issued and outstanding. All such shares of Series A Common Stock were issued to MBfI pursuant to the Share Exchange Agreement in 1992 and 1,252,538 shares of Common Stock have been reserved for issuance upon conversion of the Series A Common Stock. Except as discussed below, the terms of the Series A Common Stock are substantially the same as the Company's Common Stock.

    The Series A Common Stock is convertible at the option of the holder thereof into shares of Common Stock on a one share for one share basis, subject to customary antidilution adjustments.


    Series A Common Stockholders vote as a separate class for the election of all Class A Directors and with the holders of Common Stock as a single class with respect to any other matters subject to a vote of the shareholders. The holders of Series A Common Stock shall have one vote for each share of Common Stock issuable upon conversion of each share of Series A Common Stock held.

    The holder of Series A Common Stock is entitled to share in any dividends of the Company or any distributions upon liquidation or dissolution of the Company, ratable with the holders of Common Stock, based upon the number of shares of Common Stock issuable upon conversion of each outstanding share of Series A Common Stock at the time of the declaration of such dividend, liquidation or dissolution.

    As of the date of this Prospectus, the 1,252,538 shares of Common Stock issuable under the conversion of the Series A Common Stock represent approximately 18.1% of the then total issued and outstanding shares of Common Stock. Such shares presently represent, upon conversion and coupled with Common Stock Shares already owned by Wembley, a total ownership of approximately 54.3% of the then outstanding shares.

TRANSFER AGENT

    The transfer agent for the Common Stock is BankOne of Oklahoma City.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Maryland General Corporation Law ("MGCL") permits a corporation formed in Maryland to include in its articles a provision eliminating or limiting the liability of its directors and officers to the corporation or its stockholders for money damages except for: (i) actual receipt of an improper benefit or profit in money, property or services, or (ii) active and deliberate dishonesty established by a judgment or other final adjudication as being material to the cause of action adjudicated in such proceeding. The Company's Articles of Incorporation (the "Articles") include such a provision limiting liability to the fullest extent permitted by the MGCL.
    The Company's Articles authorize it to indemnify present and former officers and directors and to pay or reimburse expenses in advance of the final disposition of the proceeding to the maximum extent permitted from time to time by Maryland law. The Company's Bylaws obligate the Company to indemnify and advance expenses to present and former officers and directors to the maximum extent permitted by Maryland law. The MGCL permits the Company to indemnify its present and former officers and directors, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:
(i) the act or omission of the officer or director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the officer or director actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the officer or director had reasonable cause to believe that the act or omission was unlawful. The MGCL requires the Company, as a condition to advancing expenses, to obtain: (a) a written affirmation by the officer of director of the individual's good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the MGCL; and (b) a written agreement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Company's Bylaws permit the Company to provide indemnification and advance expenses to a present or former officer or director who served a predecessor of the Company in such capacity, and to any employee or agent of the Company or a predecessor of the Company.

                                 LEGAL MATTERS
    The validity of the issuance of the Shares offered hereby has been passed on for the Company by Coon & Schach LLC, Baltimore, Maryland.
                                    EXPERTS

    The consolidated balance sheets of MBf USA, Inc. as of and for the years ended December 31, 1997 and December 31, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997, December 31, 1996 and December 31, 1995, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.
The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth below.

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; New York Regional Office, Public Reference Room, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission via EDGAR. The address of such Web site is http://www.sec.gov. The Common Stock is included for quotation on the Nasdaq SmallCap Market and these reports, proxy statements and other information concerning the Company may be inspected at the office of the Nasdaq SmallCap Market, 1735 K Street, N.W., Washington, D.C. 20006.

              NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN
              THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH
              INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                              TABLE OF CONTENTS
                              -----------------

                                                              PAGE
              DOCUMENTS INCORPORATED BY
                REFERENCE . . . . . . . . . . . . . . . . . .   2
              THE COMPANY . . . . . . . . . . . . . . . . . .   3
              RISK FACTORS  . . . . . . . . . . . . . . . . .   6
              USE OF PROCEEDS . . . . . . . . . . . . . . . .  10
              SELLING SHAREHOLDER   . . . . . . . . . . . . .  10
              PLAN OF DISTRIBUTION  . . . . . . . . . . . . .  12
              DESCRIPTION OF SECURITIES . . . . . . . . . . .  13
              INDEMNIFICATION OF DIRECTORS
                AND OFFICERS  . . . . . . . . . . . . . . . .  14
              LEGAL MATTERS . . . . . . . . . . . . . . . . .  15
              EXPERTS . . . . . . . . . . . . . . . . . . . .  15
              AVAILABLE INFORMATION . . . . . . . . . . . . .  15



                               5,434,813 SHARES

                                WRP Corporation
                       (formerly known as MBf USA, Inc.)

                                 COMMON STOCK
                              ($0.01 PAR VALUE)



                                  PROSPECTUS
                                  ----------